SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549


                                 SCHEDULE 14D-9
                 SOLICITATION/RECOMMENDATION STATEMENT PURSUANT
           TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                       United Home Life Insurance Company
                       ----------------------------------
                            (Name of Subject Company)


                       United Home Life Insurance Company
                       ----------------------------------
                        (Name of Person Filing Statement)


                     Common Stock, $1.00 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   910603-10-9
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                              Michael A. Schoettle
                       President, Chief Operating Officer
                            and Chairman of the Board
                       United Home Life Insurance Company
                          1499 Windhorst Way, Suite 200
                            Greenwood, Indiana  46143
                                 (317) 889-2111
                            -------------------------
                  (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications on Behalf
                         of the Person Filing Statement)

                                 with copies to:

                                Jeffrey B. Bailey
                          Locke Reynolds Boyd & Weisell
                            201 North Illinois Street
                            1000 Capital Center South
                           Indianapolis, Indiana 46204

===============================================================================
ITEM 1.   SECURITY AND SUBJECT COMPANY.

     The class of equity securities to which this Solicitation/Recommendation Statement ("Recommendation Statement")relates is the sole class of common shares of United Home Life Insurance Company, par value $1.00 per share (the "Common Stock"). The subject company is United Home Life Insurance Company ("the Company"), an Indiana insurance company which has its principal executive offices at 1400 Windhorst Way, Greenwood, Indiana 46143.

ITEM 2.   TENDER OFFER OF THE BIDDER.

     This Recommendation Statement relates to the tender offer by SouthCap Corporation, a Tennessee corporation ("SouthCap"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated April 8, 1997, to purchase all of the outstanding Common Stock of United Home Life Insurance Company at a price of $4.50 per share in cash upon the terms and conditions set forth in the Offer to Purchase dated April 8, 1997, and the related Letter of Transmittal (which together constitute the "Offer").

     According to the Schedule 14D-1 of SouthCap, the address of SouthCap's principal executive offices is 211 Seventh Avenue North, 4th Floor, Nashville, Tennessee 37219.

ITEM 3.   IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Recommendation Statement, are set forth in Item 1 above, which information is incorporated herein by reference.

     (b) To the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings between United Home Life Insurance Company and its executive officers or directors, and there are no actual or potential conflicts of interest between the Company and its executive officers, directors or affiliates. To the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings between the Company, its executive officers, directors or affiliates and SouthCap or SouthCap s executive officers, directors or affiliates, and there are no actual or potential conflicts of interest between the Company, its executive officers, directors or affiliates and SouthCap or its executive officers, directors or affiliates.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

     (a) The Board of Directors of the Company has unanimously determined that the Offer is not in the best interests of the Company or its shareholders, and therefore, the Board of Directors unanimously recommends that the holders of the Company's Common Stock reject the Offer.

     A copy of the letter to the shareholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

     (b) In reaching the conclusions referred to in Item 4(a), the Board of Directors took into account numerous factors, including but not limited to, the following:

          (i) the Board of Directors has determined that it is in the best interests of the Company and its shareholders that the Company be sold. The Board has considered numerous factors, including but not limited to those stated herein, and has determined that the price at which the Offer is made is inadequate and does not reflect the value of the Company or its Common Stock;

          (ii) the book value of the Company;

          (iii) the Company owns one asset which, under applicable accounting standards, is carried on the Company's books at cost, and the Board of Directors believes that the asset s fair market value is substantially in excess of its book value;

          (iv) the business, financial condition and prospects of the Company;

          (v) the value of the insurance policies in force;

          (vi) the value of the licenses to do business in 25 states;

          (vii) the reports of independent actuaries consulted by the Company to perform an evaluation of the Company and its Common Stock, which indicated that the fair value per share of the Common Stock is materially in excess of $4.50 per share;

          (viii) the preliminary indications of interest received by the Company to acquire the Common Stock of the Company, all of which were materially in excess of $4.50 per share;

          (ix) the Board of Directors is currently considering three pending preliminary offers and the price per share in all of those offers is materially in excess of $4.50 per share; and

          (x) the disruptive effect the consummation of the Offer could have on the Company's employees, creditors, agents and policyholders and the community where the Company operates.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has not employed, retained or compensated or agreed to compensate any person or class of persons to make solicitations or recommendations to the shareholders of the Company in connection with the Offer. Beckley and Associates, Inc. ("Beckley"), the actuarial firm normally utilized by the Company, was asked to assist the Board of Directors in determining the value of the Company. It is anticipated that Beckley will be paid between ten and fifteen thousand dollars for its services.

     The Company is also in the process of retaining an investment banker to act as a financial advisor and to assist the Board of Directors in valuing the Common Stock of the Company and analyzing the value of the existing offers to purchase the Company, as well as any other offers which may be received. The investment banker will be paid fees which are normal and customary for providing such services.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the sixty (60) days preceding the date of this Recommendation Statement, there have been no transactions in the Common Stock of the Company by the Company or any of its executive officers, directors or affiliates.

     (b) To the best of the Company s knowledge, none of the directors, executive officers or affiliates of the Company intend to tender, pursuant to the Offer, any of their shares of Common Stock beneficially owned by them to SouthCap or otherwise sell any of their shares of Common Stock.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Following publicity concerning the filing of the Form A by SouthCap, the Company has received certain inquiries and has had preliminary negotiations or discussions with several entities regarding the potential acquisition of all of the outstanding shares of Common Stock of United Home Life Insurance Company.

     A present, there are three (3) outstanding preliminary offers to purchase all of the Common Stock of the Company from three (3) unrelated parties. While the structure of those offers vary, each offer is materially of greater economic value to the Company's shareholders than SouthCap's Offer. No definitive agreements have been reached, and there can be no assurance that any of the currently outstanding offers will ultimately result in the consummation of a transaction. In addition, the current status of negotiations is such that additional disclosure may jeopardize the negotiations.

     Other than as set forth in this Item 7(a), there are no other negotiations being undertaken or underway by the Company in response to the Offer which relate to or would result in any one or more of the following: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

     Notwithstanding the foregoing, the Board of Directors may in the future, engage in negotiations in response to the Offer that could have one of the effects specified in Item 7(b)(i)-(iv) above. There can be no assurance that any such negotiations will be undertaken or that any such transactions will be recommended to the Board of Directors or shareholders of the Company or that any transaction which may be recommended will be approved or consummated.

     (b) Other than as set forth in Item 7(a), there have not been any transactions, Board resolutions, agreements in principal or signed contracts in response to the Offer which relate to or would result in any one or more of the following: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or (iv) any material change in the present capitalization or dividend policy of the Company.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     The letter to shareholders of the Company from the Board of Directors of the Company dated April 22, 1997, which is attached hereto as Exhibit 1, is incorporated herein by reference together with the press release of the Company dated April 22, 1997, which is attached hereto as Exhibit 2.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBIT.

     (a)  Exhibit 1           Letter to shareholders dated April 22, 1997
          Exhibit 2           Press Release dated April 22, 1997

     (b)  Not applicable.

     (c)  Not applicable.

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 22, 1997        UNITED HOME LIFE INSURANCE COMPANY



                              By:  /s/ Michael A. Schoettle
                                  -------------------------------
                                  Michael A. Schoettle, President



EXHIBIT 1.  Letter to shareholders dated April 22, 1997.

                 [UNITED HOME LIFE INSURANCE COMPANY LETTERHEAD]









                              April 22, 1997



Dear Shareholders:

     By now you have received a packet of information from SouthCap Corporation of Nashville, Tennessee ("SouthCap"). SouthCap is making a hostile bid to purchase all of the outstanding common shares of United Home Life Insurance Company ("UHL") for $4.50 per share. YOU ARE NOT REQUIRED TO SELL YOUR SHARES TO SOUTHCAP OR TO ANYONE ELSE. You do not have to send your shares to SouthCap if you do not want to.

     Your Board of Directors has unanimously determined that the hostile takeover attempt by SouthCap is not in the best interest of UHL or its shareholders. YOUR BOARD STRONGLY RECOMMENDS THAT YOU REJECT THE OFFER AND NOT SELL YOUR SHARES TO SOUTHCAP.

     Your Board believes that the hostile bid seeks to deny you the full value of your investment in UHL. The Board of Directors has considered numerous factors and after substantial deliberation, research and study, has determined that it is in the best interest of UHL and its shareholders that UHL be sold. However, the Board of Directors similarly believes that the $4.50 offer made by SouthCap is inadequate and will deny you the full value of your shares.

     Based on the most current financial information available to UHL, and in the opinion of the Board of Directors, the common shares of UHL are worth more than the $4.50 per share being offered by SouthCap.

     The Board of Directors has held preliminary negotiations with several parties who have expressed an interest in acquiring all of the outstanding common shares of UHL. While those negotiations are preliminary at this time, the negotiations have substantiated the Board of Directors' view that the $4.50 per share offer by SouthCap is inadequate. The Board of Directors is in the process of retaining an investment banking firm to provide guidance and advice as to the best offer and structure available to UHL and its shareholders.

     Before arriving at its recommendation and the above conclusion, your Board of Directors carefully reviewed UHL's business and financial condition as well as numerous other factors. Some of those factors which were considered by the Board are described in the Schedule 14D-9 which is attached hereto. Please read carefully the attached Schedule 14D-9, which describes in greater depth your Board s recommendation, thinking and analysis in regard to the recommendation.

     If you have already tendered your shares to SouthCap, YOU HAVE THE RIGHT AT ANY TIME BEFORE MAY 20, 1997, TO ASK FOR THEM TO BE RETURNED TO YOU. In order to do so, you must notify Fifth Third Bank, Corporate Trust Operations, Mail Drop 1090F5, 38 Fountain Square Plaza, Cincinnati, Ohio 45263. The withdraw notice must specify: (i) the name of the person who tendered the shares to be withdrawn, (ii) the number of shares to be withdrawn and (iii) the name of the registered holder of the shares to be withdrawn if different than the name of the person who tendered such shares. You may also request withdrawal of the shares by facsimile transmission. The facsimile number is (513) 744-6785.

     Your Board unanimously believes that UHL will be sold for a price in excess of the $4.50 per share offered by SouthCap. The Board further believes that if you tender your shares and they are purchased pursuant to the offer, you will have been deprived of a significant portion of the value of your shares.

     Please be assured that the UHL Board of Directors and management will continue to act in your best interest and continue to pursue in a reasonable and prudent manner, a transaction which will permit you to realize the fair value of your shares.

                              Sincerely,


                              /s/ Michael A. Schoettle
                              ------------------------
                              Michael A. Schoettle
                              President and Chairman of the Board




EXHIBIT 2.  Press Release dated April 22, 1997.

Press Release

Contact Person:     Michael A. Schoettle, President and Chairman of the Board,
                    United Home Life Insurance


     United Home Life Insurance Company recommends rejection of SouthCap offer to purchase. Indianapolis, Indiana (April 22, 1997).


     United Home Life Insurance Company today announced that its Board of Directors had unanimously recommended to its shareholders that they reject the tender offer of SouthCap Corporation to purchase all of the outstanding United Home Life shares at $4.50 per share. The Board also determined that it presently believes the sale of the Company is in the best interests of the Company, its policyholders and shareholders.

     At the present time, United Home Life indicated that it has received preliminary offers to purchase all of the outstanding common shares of United Home Life from three parties, all of which are offering materially greater consideration than the SouthCap offer. United Home Life indicated that all negotiations are preliminary and that no further details will be released at this time.

     United Home Life further announced that it intends to retain an investment banking firm to provide advice and assistance in connection with evaluating the value of United Home Life and the offers to purchase the Company.